MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501

www.bakerdonelson.com

MICHAEL RAFTER

DIRECT DIAL: 404.443.6702

DIRECT FAX: 404.238.9626

MRAFTER@BAKERDONELSON.COM

June 15, 2012

Mr. Mark S. Webb

Legal Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Shepherd’s Finance, LLC (the “Company”)—File No. 333-181360

Dear Mr. Webb:

This letter is sent in response to your letter dated May 25, 2012 setting forth your comments to the application for the Company’s offering. We have reproduced your comments and included our response below each comment.

1.       The Charitable Match program appears to conflict with the requirement to state a price in the prospectus since it has some value for some potential investors that will then be buying the Notes at a discount. Please eliminate it or advise.

Response:       In response to this comment, the Company offers the following example to illustrate that the Charitable Match program is not structured in a way that will allow potential investors to purchase the Notes at a discount. If two investors (Investor A and Investor B) each purchase Notes for $100,000, which Notes bear interest at a rate of 4%, Investor A and Investor B would each be entitled to $4,000 in interest per year. If Investor A elects to participate in the Charitable Match program and donates all of its interest payments to charity, the Company would direct Investor A’s $4,000 in earned interest to the charity selected by Investor A. In accordance with the Company’s promise to match such interest payment donations up to 10%, the Company would also donate $400 to the selected charity in the Company’s name. Investor A would get the benefit of having donated the $4,000 to charity, and the Company would get the benefit of having donated $400 to charity. The Company’s $400 contribution is not income to Investor A, and the potential tax deduction resulting from the Company’s contribution is to the benefit of the Company, not Investor A. If Investor B elects not to participate in the Charitable Match program, the Company would provide the $4,000 in earned interest directly to Investor B. Investor A and Investor B have each earned interest income of $4,000; the Company just assisted Investor A in redirecting the interest income to a third party. Therefore, the Company believes the Charitable Match program does not conflict with the requirement to state a price in the prospectus, as no discount will be offered to investors who participate in the Charitable Match program. We respectfully request that you clear this comment.

2.       Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

Response:       In response to this comment, the Company will include quarterly financial statements for the three months ended March 31, 2012 and 2011 and an updated consent from its independent registered

Mr. Mark S. Webb

June 15, 2012

public accountant in Pre-Effective Amendment No. 1 to the Registration Statement. We respectfully request that you clear this comment.

Cover Page of Prospectus

3.	Please include the disclosure required by Item 501(b)(5) of Regulation S-K.

Response:       Please note that the disclosure required by Item 501(b)(5) of Regulation S-K was included on the cover page of the Company’s prospectus included in its Registration Statement on Form S-1. In response to this comment, the Company has revised the cover page of the prospectus to make this disclosure more prominent. We respectfully request that you clear this comment.

What are your primary business activities, page 1

4.       Please revise to disclose the three loans you have outstanding are all to the same borrower who made a loan to you contemporaneous with the loans you made to the borrower.

Response:       In response to this comment, we have revised the “Questions and Answers” section of the Company’s prospectus to disclose that the Company’s three outstanding loans are all to the same borrower, and that such borrower made a loan to the Company contemporaneous with the loans made to the borrower. We respectfully request that you clear this comment.

Risk Factors, page 14

5.       Several of your risk factors state that you cannot provide assurance of a specific outcome when the risk is not your inability to provide assurance but the underlying situation. Please revise to eliminate all similar language.

Response:      In response to this comment, we have revised certain of our risk factors to eliminate the requested language. The risk factors that have been revised were the following: (i) We can provide no assurance that any Notes will be sold or that we will raise sufficient proceeds to carry out our business plans. If we do not raise sufficient funds for our business plan, we may not be able to generate enough cash to repay the Notes that have been sold.; (ii) Management has broad discretion over the use of proceeds from this offering; therefore, you have no assurance that the funds will be used effectively to generate cash for payment of principal and interest on the Notes.; (iii) The portion of our business plan utilizing a note offering for a source of funds for commercial lending purposes as described in this prospectus is new to us. This may decrease the likelihood that we will be successful and able to pay principal and interest on the Notes.; (iv) The collateral securing our mortgage loans may not be sufficient to pay back the principal amount in the event of a default by the borrowers.; and (v) Because we require a substantial amount of cash to service our debt, we may not be able to pay our obligations under the Notes. We respectfully request that you clear this comment.

6.       We note your risk factor on page 15 regarding the risk you will not have “sufficient proceeds to carry out our business plans.” Please revise here and elsewhere (such as page 26) to estimate the amount you will need to carry out your business plans.

Response:       In response to this comment, we have revised this risk factor to explain that, if the Company is unable to raise substantial funds, the Company will be limited in its ability to repay the Notes that have been sold and will be dependent on the performance of the specific loans made by the Company. Specifically, we have noted that if the Company is unable to raise a substantial amount of funds, it will make fewer loans, resulting in less diversification in the number of loans made, the

Mr. Mark S. Webb

June 15, 2012

borrowers on such loans, and the geographic regions in which the collateral for the loans is located. In such event, the likelihood of the Company’s profitability being affected by the performance of any one of its loans will increase. We have also clarified that the Company’s ability to repay the Notes will be subject to greater risk to the extent the Company lacks a diversified portfolio of loans. We have also removed language relating to “our ability to raise sufficient funds to carry out our business plans” from elsewhere in the prospectus. Therefore, we do not believe an estimate of the amount we will need to carry out our business plans is warranted. We respectfully request that you clear this comment.

7.      Please revise your third risk factor on page 18 to disclose the extent to which you have sought lines of credit with financial institutions.

Response:       In response to this comment, we have revised the risk factor on page 18 to disclose the extent to which the Company has sought lines of credit with financial institutions. We respectfully request that you clear this comment.

8.       Please revise your third risk factor on page 19 to identify the “adverse conditions affecting the local housing market” to which you refer.

Response:       In response to this comment, we have revised this risk factor (which now appears on page 20) to elaborate upon potential adverse conditions in the local Pittsburgh, Pennsylvania housing market. We respectfully request that you clear this comment.

Use of Proceeds, page 26

9.      Please revise this section to comply with Item 504 including, but not limited to, disclosing the “approximate amount intended to be used for each such purpose” and the interest rate and maturity of indebtedness that you intend to discharge.

Response:       While we appreciate the Staff’s comment related to breaking down the estimated use of proceeds for each intended use, we believe that any attempt to specify how use of proceeds will be allocated would be arbitrary and potentially misleading to investors. Because the Notes will have varying lengths of maturity and dates of issuance, it is nearly impossible to predict with any accuracy how much proceeds will be used to redeem the Notes in any given year. Furthermore, the Company cannot predict how many Notes will be sold or the amount of interest expense that will be incurred. Finally, this is the Company’s first undertaking of an offering of this type, so the Company has no experience that may provide any guidance. Therefore, the Company cannot estimate with any certainty how much or what percentage of the proceeds will be used for any particular purpose. However, the priority for use of the proceeds by the Company is clearly stated in the prospectus. Redemptions and payment of interest on the Notes are both at the top of the priority list for the Company. To the extent there are net proceeds remaining and the Company is satisfied that it has sufficient cash reserves on hand to handle potential redemptions at any given time, the Company will use the proceeds for the other purposes set forth in the prospectus. At the present time, the Company has no Notes outstanding. Therefore, we do not believe any disclosures more specific than those already contained in the “Use of Proceeds” section are warranted. We respectfully request that you clear this comment.

Selected Financial Data, page 27

10.       Please revise your amendment to disclose the interest to fixed charges ratio in the Selected Financial Data table per Item 301 of Regulation S-K.

Mr. Mark S. Webb

June 15, 2012

Response:      Please note that the Company is a smaller reporting company and is therefore not required to include the disclosures otherwise required by Item 301 of Regulation S-K. We respectfully request that you clear this comment.

Business, page 29

Overview, page 29

11.      Please revise the third paragraph to reflect the businesses discussed in the Use of Proceeds section.

Response:      In response to this comment, we have revised the third paragraph of the “Business—Overview” section of the Company’s prospectus. We respectfully request that you clear this comment.

Background and Strategy, page 29

12. Please revise this section as follows:

•

revise the last paragraph on page 29 to disclose the basis for you claim that there is unmet demand for residential construction financing, explain why other lenders are not lending and explain how they have “significantly alter[ed] their lending standards:”

Response:      In response to this comment, we have revised this paragraph to include the requested explanation. We respectfully request that you clear this comment.

•

revise the fifth paragraph on page 31 to identify “many of the “same underwriting principles used by banks” that you intend to follow and to reconcile this claim with your statements on page 29 that banks are not making these loans because the loans do not meet the bank’s underwriting standards; and

Response:      In response to this comment, we have revised this paragraph to include the requested information. We respectfully request that you clear this comment.

•	revise the sixth paragraph to explain in detail how your will “improve on some policies and procedures used by banks.”

Response:      In response to this comment, we have revised this paragraph to include the requested information. We respectfully request that you clear this comment.

Our Loan Portfolio, page 33

13. Please revise this section as follows:

•	discuss the relationships between Mr. Wallach and Mr. Hoskins;

Response:      In response to this comment, we note that the relationship between Mr. Wallach and Mr. Hoskins is of an ordinary business nature and is not a related party transaction that would typically require specific disclosure. We respectfully request that you clear this comment.

•	disclose that each of these transactions occurred simultaneously on December 30, 2011 as did loans from Mr. Wallach to you;

Mr. Mark S. Webb

June 15, 2012

Response:      In response to this comment, we have revised the “Our Loan Portfolio” section of the Company’s prospectus to include the requested disclosures. We respectfully request that you clear this comment.

•

provide an overview of the economic substance of the transactions with Mr. Hoskins including the total cash you paid and the total you received; and explain your role in the existing IMA loan and what it means to have “assumed the position of lender on an existing loan.”

Response:       In response to this comment, we have revised the “Our Loan Portfolio” section of the Company’s prospectus to include the requested disclosures. We respectfully request that you clear this comment.

If you have any questions, or require additional information or documents, please contact the undersigned (404/443-6702; mrafter@bakerdonelson.com).

Very truly yours, BAKER DONELSON BEARMAN CALDWELL & BERKOWITZ, P.C.

/s/ Michael K. Rafter